Exhibit 12.1

CVS Caremark Corporation
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Fiscal Year
	March 31, 2007	(52 weeks) 2006	(52 weeks) 2005	(52 weeks) 2004	(53 weeks) 2003	(52 weeks) 2002
Earnings:	(in millions, except ratios)
Earnings from continuing operations before income taxes and extraordinary items(1)	$736.5	$2,225.8	$1,909.0	$1,396.4	$1,375.5	$1,155.8
Interest portion of net rental expense(2)	131.8	477.9	420.4	355.5	296.1	282.2
Interest expense (net of interest capitalized)	71.6	231.7	117.0	64.0	53.9	54.5
Adjusted earnings	939.9	2,935.4	2,446.4	1,815.9	1,725.5	1,492.5

Fixed charges:(3)
Interest portion of net rental expense(2)	131.8	477.4	420.4	355.5	296.1	282.2
Interest expense (net of interest capitalized)	71.6	231.7	117.0	64.0	53.9	54.5
Interest capitalized	5.5	20.7	12.7	10.4	11.0	6.1
Total fixed charges	208.9	730.3	550.1	429.9	361.0	342.8

Ratio of earnings to fixed charges	4.50	4.02	4.45	4.22	4.78	4.35

(1)         Earnings before tax provision includes the pre-tax effect of the following nonrecurring charges and gains, in 2006, the Company adopted the Securities and Exchange Commission Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement.”  The adoption of this Statement resulted in a $40.2 million pre-tax ($24.7 million after-tax) decrease in selling, general and administrative expenses for 2006, and, in 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a non-cash pre-tax adjustment of $9.0 million ($5.4 million after-tax) to selling, general and administrative expenses and $56.9 million ($35.1 after-tax) to depreciation and amortization, which represents the cumulative effect of the adjustment for a period of approximately 20 years. Since the effect of this non-cash adjustment was not material to 2004, or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004.

(2)         The interest portion of the net rental expense is estimated to be equal to one-third of the net rental expense.

(3)         The Company formed an Employee Stock Ownership Plan effective January 1, 1989. On June 23, 1989, the ESOP Trust borrowed $357.5 million from qualified lenders, the proceeds of which were used to purchase a new series of preference stock issued by the Company. The Company has guaranteed the loan to the ESOP Trust. Dividends on preference stock totaled: $15.6 million in 2006, $16.2 million in 2005, $16.6 million in 2004, $17.7 million in 2003 and $18.3 million in 2002. These amounts are not reflected in the calculation above.